U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                         0-9922

                                                                   CUSIP NUMBER
                                     (Check One):                        025569

               [X] Form 10-K and Form 10-KSB  [ ] Form 20-F
               [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
               For Period Ended:   July 31, 1997
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:


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           Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

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                           PART I - REGISTRANT INFORMATION

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      Full Name of Registrant:      American Electromedics Corp.
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      Former Name If Applicable:              N/A
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              13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031
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                        Address of Principal Executive Office
                    (Street and Number), City, State and Zip Code


                          PART II - RULES 12b-25(b) AND (c)

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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [x]    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]    (c)  The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

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                                 PART III - NARRATIVE
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      State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                (Attach Extra Sheets if Needed)

           Registrant is amending its bank documents to modify financial covenants and to receive waivers under prior financial covenant compliance.

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                             PART IV - OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification

             Michael T. Pieniazek              (603)          880-6300
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                  (Name)                      (Area Code)    (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         American Electromedics Corp.
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                  (Name of Registrant as specified in charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date:  October 28, 1997      By:  /s/ Michael T. Pieniazek
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                                       Name:  Michael T. Pieniazek
                                       Title:  President

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                      ATTENTION

           Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.) 1001).

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                             AMERICAN ELECTROMEDICS CORP.


                              Attachment to Form 12b-25


           Part IV(3)- For fiscal 1997, the Registrant experienced a signficant decrease in sales and an increase in general and adminstrative expenses along with valuation adjustments for certain of the Registrant's assets as compared with fiscal 1996.

           The Registrant expects to report a net loss of from $900,000 to $950,000 for fiscal 1997 as compared with net income of $442,000 for fiscal 1996.